CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

April 22, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	James Giugliano
Theresa Brillant
Taylor Beech
Mara Ransom

Re:	Bonanza Goldfields Corp.
Amendment No. 5 to Registration Statement on Form 10-12G
Filed April 1, 2022
File No. 000-53612

Ladies and Gentlemen:

On behalf of Bonanza Goldfields Corp. (the “Company” or “BONZ”), we are hereby responding to the comment letter dated April 13, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 5 to Registration Statement on Form 10-12G Filed April 1, 2022

Introductory Comment, page ii

1. We note your disclosure that you do not believe you are covered by any permissions requirements from the China Securities Regulatory Commission or Cyberspace Administration of China. Please revise to explicitly state whether you are subject to any other permissions or approvals from Chinese authorities to operate your business and to offer securities to foreign investors, and if so, disclose each permission or approval. Please also specifically reference the CAC regulations effective February 15, 2022 in the third paragraph and on page 23, where you continue to reference draft regulations.

Response: We made changes to pages ii and 23 to address the foregoing comment.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that your audit report covers the balance sheet as of December 31, 2021 and the related financial statements for the year ended. Please include an audit report that covers the balance sheets as of December 31, 2021 and 2020 and the related financial statements for each of the two years then ended. Refer to Rule 8-02 of Regulation S-X. Please also amend your Form 10-K for the period ended December 31, 2021 accordingly.

Response: We have included the requested revised audit report and amended the Form 10-K for the period ended December 31, 2021.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW